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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50128

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: State Farm VP Management Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One State Farm Plaza D-2
(No. and Street)

Bloomington (City) IL (State) 61710-001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Hintz (309) 735-1521
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Dr (Address) Chicago (City) IL (State) 60606-2807 (Zip Code)

SEC Mail Processing

MAR 02 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott Hintz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Farm VP Management Corp, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MARCEY HUNT
NOTARY PUBLIC - STATE OF ILLINOIS
My Commission Expires January 22, 2024

Signature

Vice President Financial & Secretary

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State Farm VP Management Corp.

(A wholly-owned subsidiary of State Farm Investment Management Corp.)

Financial Statements and Supplemental Information
December 31, 2019

State Farm®

State Farm VP Management Corp.
Index
December 31, 2019

Page(s)

Report of Independent Registered Public Accounting Firm 1-2

Financial Statements

Statement of Financial Condition 3

Statement of Operations 4

Statement of Changes in Stockholder's Equity 5

Statement of Cash Flows 6

Notes to Financial Statements 7-16

Supplemental Information

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 18

Exemption Statement from Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission 19

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of State Farm VP Management Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of State Farm VP Management Corp. (the "Company") as of December 31, 2019, and the related statements of operations, of changes in stockholder's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computations of Net Capital under Rule 15c3-1 of the Securities Exchange Commission and the Exemption Statement from Reserve Requirement under 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computations of Net Capital under Rule 15c3-1 of the Securities Exchange Commission and the Exemption Statement from Reserve Requirement under 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
February 27, 2020

We have served as the Company's auditor since 1999.

State Farm VP Management Corp.
Statement of Financial Condition
December 31, 2019

		December 31, 2019
Assets		
Cash and cash equivalents	$	57,458,670
Deposit with clearing broker		100,000
Receivable from clearing broker		1,783,200
Receivables for distribution fees		3,485,387
Prepaid expense		779,591
Intangible assets		1,175,123
Other assets and receivables		326,718
Deferred tax assets, net		3,949,759
Total assets	**$**	**69,058,448**
Liabilities and Stockholder's Equity		
Liabilities		
Payable to affiliates	$	17,081,834
Payable for commissions		3,281,794
Payable to clearing broker		772,273
Other payables		231,046
Total liabilities	**$**	**21,366,947**
Stockholder's equity		
Common stock, $1 par value; 20,000 shares authorized, 10,000 shares issued and outstanding	$	10,000
Additional paid-in capital		327,190,000
Accumulated deficit		(279,508,499)
Total stockholder's equity		**47,691,501**
Total liabilities and stockholder's equity	**$**	**69,058,448**

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statement of Operations
Year Ended December 31, 2019

		Year Ended December 31, 2019
Revenue		
Distribution fees		
Mutual Funds	$	36,867,593
529 Plans		2,529,243
Variable Products		1,580,685
Dividend and interest income		1,109,275
Other income		315,907
Total revenue		**42,402,703**
Expenses		
Commissions		
Mutual Funds	$	20,025,826
529 Plans		1,522,552
Variable Products		1,580,685
Salaries and benefits		21,985,280
Clearing broker fees		6,019,408
Advertising and marketing		3,854,129
General and administrative and other		1,873,091
Other allocated shared company expenses		1,271,639
Regulatory fees		747,387
Systems support and maintenance		524,050
Office equipment and rent		936,067
Agency incentives and bonuses		707,798
Total expenses	**$**	**61,047,912**
Income before income taxes		**(18,645,209)**
Income tax expense (benefit)		(3,905,207)
Net income (loss)	**$**	**(14,740,002)**

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2019

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2018	$ 10,000	$ 307,190,000	$ (264,768,497)	$ 42,431,503
Contribution of capital from parent		20,000,000		20,000,000
Net income (loss)	-	-	(14,740,002)	(14,740,002)
Balance at December 31, 2019	$ 10,000	$ 327,190,000	$ (279,508,499)	$ 47,691,501

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statement of Cash Flows
Year Ended December 31, 2019

		Year Ended December 31, 2019
Cash flows from operating activities		
Net income (loss)	$	(14,740,002)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Amortization of intangible assets		131,011
Net deferred taxes		(260,745)
Net (increase)/decrease in assets:		
Receivables for commission fees		(666,322)
Receivable for income tax		16,929,293
Receivable from clearing broker		(1,106,899)
Other assets and receivables		87,553
Prepaid expense		(779,591)
Net increase/(decrease) in liabilities:		
Payable to affiliates		(3,077,021)
Payable for commissions		1,231,098
Payable to clearing broker		487,534
Other payables		(79,055)
Net cash provided (used in) operating activities	$	(1,843,146)
Cash flows from investing activities		
Intangible assets		(651,079)
Net cash received by investing activities	$	(651,079)
Cash flows from financing activities		
Contribution from parent		20,000,000
Net cash provided by financing activities	$	20,000,000
Net (Decrease)/Increase in cash and cash equivalents	$	17,505,775
Cash and cash equivalents		
Beginning of year		39,952,895
End of year	$	57,458,670
Cash paid (received) during the year for taxes	$	(14,258,457)

The accompanying notes are an integral part of these financial statements.

1. General Information

State Farm VP Management Corp. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company serves as distributor of fund shares for the State Farm Associates' Funds Trust ("Associates' Trust"). The Company has a distribution agreement with the Associates' Trust. The Company's designated self-regulatory organization is the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of State Farm Investment Management Corp. ("SFIMC"). SFIMC is a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company ("SFMAIC").

The Company has a clearing broker agreement with RBC Correspondent Services ("RBC"). Under the agreement, RBC agrees to provide services to accounts introduced by the Company including, but not limited to: executing, clearing and settling securities transactions, performing cashiering functions and maintaining books and records. Through this arrangement, the Company sells third party mutual funds, primarily to retail customers.

The Company offers small business retirement plans in the form of third party mutual funds to businesses with SEP, SIMPLE or 401K retirement plan options. Ascensus provides recordkeeping and administrative services for all small business retirement plan transactions.

The Company offers the State Farm 529 Savings Plan (the "State Farm Plan"). The State Farm Plan is one of four college savings plans issued by the Nebraska Educational Savings Plan Trust (the "Trust") and administered by the Nebraska State Treasurer. First National Bank of Omaha (FNBO) serves as the program manager for the Trust and First National Capital Markets, Inc. (FNCM) serves as the primary distributor of the Trust. The Nebraska Investment Council is responsible for the investment of money in the Trust and the selection of investment options in the State Farm Plan.

The Company has an agreement with Ascensus, LLC ("Ascensus"). Under the agreement, Ascensus has agreed to provide recordkeeping and administrative services for the State Farm Plan and for small business retirement plans, which are sold or referred by individuals who are registered representatives of and authorized by State Farm VP Management Corp. In connection with this arrangement, Ascensus Financial Services, LLC ("AFS"), an affiliate of Ascensus, has agreed to collect sales charges, 12b-1 fees and other fees that are payable by the investment options available to the plans in connection with the sale of such investment options and to remit the fund fees to the Company.

The Company has a distribution agreement with State Farm Life Insurance Company ("SFL") and State Farm Life and Accident Assurance Company ("SFLAAC"), which are wholly-owned subsidiaries of SFMAIC, to sell variable annuity and variable life products. These entities are considered related parties to the Company. The Company ceased distribution of new variable annuities and variable life products for SFL and SFLAAC in 2008; however, the Company has continued to service these variable annuities and variable life products.

2. Significant Accounting Policies

The financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP). Significant accounting policies include:

2. Significant Accounting Policies – continued

a. Cash and cash equivalents, which represent highly liquid investments with original maturities of ninety days or less, are invested in a money market fund and are considered to approximate their fair value due to their short-term nature and generally negligible credit losses.

b. Deposit with clearing broker represents an amount required to be placed in a deposit account by a contractual clearing agreement with RBC to ensure continued services.

c. Certain costs incurred in connection with internal use of software projects are capitalized and amortized over their estimated useful lives (generally a five year period) using the straight-line method. The capitalized cost and amortized amounts are as follows:

Intangible Assets - Software Development Costs

	As of December 31, 2019	
	Gross Carrying	Accumulated Amortization
Amortized intangible assets		
Software development costs	$ 1,175,123	$ 131,011
Total	$ 1,175,123	$ 131,011

d. Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. A three-tier hierarchy is used to classify fair value measurements for disclosure purposes. The three-tier hierarchy of inputs is summarized in three broad levels as follows:

- Level 1 - Unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities.

- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, quoted prices for similar instruments in active markets, interest rates, yield curves and credit spreads. For assets or liabilities with a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3 - Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available. These inputs, based on the best information available in the circumstances, would include reasonably available information about the assumptions that a market participant would use in valuing the asset or liability and might include the Company's own data.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. The company has no Level 3 investments in 2019.

The inputs used to measure the fair value of an asset or liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized

2. Significant Accounting Policies – continued

in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Assets measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3	Total 12/31/2019
Money Market Funds	$55,486,625	-	-	$55,486,625

Level 1 Measurements:

Level 1 assets include actively-traded short-term money market mutual funds valued at quoted net asset value.

The Company recognizes transfers between levels at the end of the reporting period. There were no transfers between levels for 2019.

e. Dividend income earned on the money market fund is recorded as income on the ex-dividend date on a daily basis.

f. Per the guidance outlined in ASC 606, which was adopted in 2018, the Company classifies its revenue into the following categories:

Distribution fees. The Company enters into arrangements with fund companies to distribute shares to investors. The Company believes that one of its performance obligations is the sale of securities to investors and as such this is fulfilled on the trade date. The Company also believes that it completes servicing performance obligations relating to the funds which is fulfilled over time. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent that it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future point in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and investor activities are known, which are usually monthly, or quarterly.

The Company has distribution and selling agreements with BlackRock Investments, LLC (BRIL) and American Funds (AF) and a distribution and selling contract for small business retirement plans and 529 products with FNBO, the Trust, FNCM, Nebraska State Treasurer and Nebraska Investment Council for solicitation, sales and marketing services.

The Company recognizes income for 12b-1 fees and other trailing revenue under these distribution and selling contracts at an annual percentage rate of the average daily net assets. The rates may differ by fund and share class.

Distribution fees are recognized when earned and related expenses are recorded when incurred on variable annuities and variable life insurance sales. Commissions paid to registered representatives on these products are based on the respective commission schedules.

2. Significant Accounting Policies – continued

Under the sales and servicing agreement with SFL and SFLAAC, the Company pays the commission income on the variable annuities and variable life insurance products to the registered representative in the form of commissions and incentives/bonuses expense, generating a zero net income effect in the Company's Statement of Operations. SFVPMC ceased distribution of new variable annuities and variable life products for SFL and SFLAAC in 2008; however, SFVPMC continues to service these variable annuities and variable life products.

As of December 31, 2019, $5,510,255 were receivables related to revenue from contracts with customers.

Dividend and interest income. Dividend income is earned on a money market fund which is recorded as income on the ex-dividend date on a daily basis. As dividend income is not earned from a contract with a customer, it is not within the scope of ASC 606.

Other income. The Company enters into agreements where the Company agrees to perform distribution and marketing activities. For performance obligations and compensation information, refer to *Distribution Fees*.

The Company has a distribution and marketing support agreement with BlackRock Advisors LLC (BAL), where BAL agrees to pay the Company an annual fee in consideration for the Company's sales, distribution and marketing support services.

The Company recognizes income under the contract with BAL at an annual fee rate of 7 basis points of the average daily net assets of the applicable share class position in eligible funds.

g. The Company records federal tax amounts in accordance with the tax agreement with SFMAIC. The method of allocation for the federal current tax accounts, including deferred tax assets related to tax credit or loss carryovers ("tax attributes"), is based upon the Company's contribution to the consolidated tax liability, with current credit for losses. The method of allocation for the deferred tax accounts, excluding tax attributes but including any required valuation allowance, is based on the Company's contribution to the consolidated temporary difference for each item giving rise to a deferred tax asset or liability.

Federal Income Tax

The Company files a consolidated federal income tax return with the following companies:
State Farm Mutual Automobile Insurance Company
State Farm Fire and Casualty Company
State Farm General Insurance Company
State Farm Life Insurance Company
State Farm Life and Accident Assurance Company
State Farm Health Insurance Company
State Farm Lloyds
State Farm Indemnity Company
State Farm Guaranty Insurance Company
State Farm Florida Insurance Company
State Farm International Services, Inc.
State Farm Lloyds, Inc.
State Farm Investment Management Corp.
State Farm Bank, FSB

2. Significant Accounting Policies – continued

State Farm International Holding Company
Plaza One Realty Company
Insurance Placement Services, Inc.
State Farm Realty Investment Company
Oglesby Reinsurance Company
Dover Bay Specialty Insurance Company
HiRoad Assurance Company

The consolidated federal income tax liability is apportioned to each company in accordance with an agreement authorized by each Company's Board of Directors or Underwriters. The allocation is based upon separate return calculations after consolidating adjustments for regular tax credits used by the consolidated group. Intercompany federal income tax balances are settled as follows: 1) intercompany federal income tax receivables and payables which relate to the current tax year will be settled within ninety (90) days; 2) any refunds of federal income tax will be settled within thirty (30) days of receipt of the refund; and 3) any payments of federal income tax due will be settled within thirty (30) days of payment of the tax due.

The Company allocates state income tax expense under the hypothetical separate company basis in consolidated or combined filings in accordance with the tax agreement with SFMAIC and affiliates. The agreement ensures each company in the group incurs tax expense based on its individual performance without regard to the performance of other affiliates in the filing.

The method of allocation for the state tax account balances, including the assessment of the realizability of state deferred tax assets, is determined on a separate company basis. The Company weighs both the positive and negative evidence in determining whether it is more likely than not that the state net deferred tax asset will be realized.

h. Significant uncertain tax positions are considered under a two-step approach which includes a recognition component based upon the merits of the technical position and a measurement component related to the recognized tax benefit. The difference between the benefit recognized and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB).

The Company recognizes income tax-related interest and penalties, if applicable, within the income tax provision. The Company has not recorded a UTB as of December 31, 2019. Management is not aware of any tax positions for which it is reasonably possible that the total amounts of UTB will significantly change in the next twelve months.

The Company files a federal consolidated income tax return with SFMAIC and its affiliates. The IRS exam team is in the process of completing an exam for tax years 2013-2015. The anticipated resolution of the issues is not expected to have a material adverse effect on the equity of the Company.

The Company and its affiliates file various state income tax returns and those state returns remain subject to examination from 2013 to present in conjunction with the results of federal examinations, unforeseen litigation, and appeals for those years. The anticipated resolution of the issues is not expected to have a material adverse effect on the equity of the Company.

i. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the

2. **Significant Accounting Policies – continued**

date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j. SFMAIC and its affiliates currently provide post-career benefits in the form of health care and life insurance. Eligible former employees, eligible former agents and their eligible dependents currently may participate in these plans. The Company is allocated a portion of the total post-career benefits provided by SFMAIC and its affiliates. The Company has no direct legal obligation for the benefits under the plan.

The Company's share of the net post-career benefit cost for the year ended December 31, 2019 was $478,723. This expense includes paid benefits, the expected cost of the potential health care and life insurance benefits for newly eligible post-career associates, interest cost and amortization of the transition obligation. This is recognized as part of Salaries and Benefits expense in the Statements of Operations.

At December 31, 2019, the Company's share of the unfunded post-career benefit obligation attributable to the potential health care and life insurance benefits for post-career associates was $14,617,072. This is recognized as part of the Payable to affiliates in the Statements of Financial Condition.

k. During March 2019, FASB issued an update to Accounting Standards Codification (ASC) 842. The initial guidance was issued primarily to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing essential information about leasing transactions. The adoption of ASC 842 has no impact on the Company's financial statements and disclosures.

3. **Income Taxes**

Components of the income tax benefit are as follows:

		2019
Current income tax benefit (expense)		
Federal	$	3,646,566
State		(2,105)
		3,644,461
Deferred income tax benefit (expense)		
Federal		260,746
State		-
		260,746
Net income tax benefit	$	3,905,207

Deferred income taxes result from differences between the amount of assets and liabilities as measured for income tax return and for financial reporting purposes. The significant components of the deferred tax assets and liabilities at December 31, are as follows:

3. Income Taxes – continued

		2019
Deferred tax assets		
Agency deferred compensation	$	121,620
Accrued supplemental retirement benefit		575,609
Accrued PTO expense		243,799
Operating losses carried forward for state income taxes, net of federal benefit		9,201,777
Post retirement benefit		3,492,084
Incentives		414,667
Accrued self-insurance expense		53,658
AMT credits		-
Accrued worker's compensation		4,163
Accrued legal expenses		7,167
Brokerage Commission Fees		28,669
Commission Payable to Agents		18,958
National convention		5
Gross deferred tax assets		14,162,176
Deferred tax liabilities		
Capitalized software costs		280,742
Assessment Fee		186,248
Gross deferred tax liabilities		466,990
Valuation allowance	$	(9,745,426)
Net deferred tax assets	$	3,949,759

Change in Valuation Allowance		
Balance at January 1, net of federal benefit	$	10,059,457
Increase (decrease) in valuation allowance for operating losses carried forward for state income taxes		(314,031)
Balance at December 31, net of federal benefit	$	9,745,426

3. Income Taxes – continued

A reconciliation of the provision for income taxes computed at the statutory rates compared to the provision for actual income taxes is as follows:

	2019		
		Amount	%
Federal income tax benefit at statutory rate	$	3,915,494	21.00%
Increase (decrease) resulting from:			
State income tax, net of federal benefit		(182,257)	-0.98%
State valuation allowance change effect		83,477	0.45%
State tax rate change effect		97,117	0.52%
Tax reform rate change effect		-	0.00%
AMT Tax Credit Sequestration		-	0.00%
IRS Audit Adjustments		(108,792)	-0.58%
Other		100,168	0.54%
Net Income tax benefit	$	3,905,207	20.95%

The Company files state income tax returns in 48 states and the District of Columbia ("D.C."). In 27 of those states and D.C., the Company is required to join affiliated companies in a combined/consolidated filing. In these combined/consolidated returns, the Company records the hypothetical separate company expense in the current year. The Company files separate company tax returns in the remaining 21 states.

During 2019, the Company was not profitable on a separate company basis and determined that it is more likely than not that the Company would not realize its entire state deferred tax asset. Therefore, as of December 31, 2019, the Company maintained a valuation allowance for the full amount of the state deferred tax asset of $9,745,426.

4. Transactions with Affiliates

		Revenue earned / (expense incurred) in 2019		Receivable from / (payable to) as of 2019
Affiliate Transactions:				
SFMAIC	$	(52,487,093)	$	(16,964,911)
SFIC		(224,389)		-
SFL		1,527,458		112,974
SFLAAC		53,227		3,949

At December 31, 2019, the Company had amounts due to/from SFMAIC and affiliates for commissions, agents' incentives, income taxes and general expenses resulting from the sales of variable annuities and variable life products, as well as third party mutual funds, small business retirement plans and 529 Savings Plans. The Company and SFL share equally in expenses for fees associated with FINRA registrations, licensing and annual assessments corresponding to the sales of variable annuities, variable life and third party mutual funds including small business retirement plans and 529 Savings Plans. As of December 31, 2019, the Company had a receivable amount of $779,591

4. Transactions with Affiliates – continued

from SFMAIC related to the expense reimbursement of SFL's portion of those FINRA fees.

The cost of Financial Service Advisors ("FSA"), Sales Administrative Specialist/Securities Principal ("SASSP"), and Internal Sales Support ("ISS") are also included in these expenses. The FSAs provide training to agents on the sale of financial products and the SASSPs perform reviews of agents' work products and procedures to ensure regulatory compliance. ISS assists agents with questions related to the sale of third party mutual funds, small business retirement plans and 529 Savings Plans.

Many expenses appearing within the accompanying Statement of Operations are allocated from SFMAIC or other affiliates. The Company, SFMAIC, SFL and State Farm Indemnity Company ("SFIC") are parties to servicing agreements whereby SFMAIC, SFL and SFIC provide certain services and office space to the Company. The Company and these affiliates share certain administrative, occupancy, advertising and marketing expenses. The allocation of these expenses is determined through time survey, percent of company revenue as a portion of the total revenue of the affiliates, full-time employee count or various other drivers. The payable to Parent (SFMAIC) included in the accompanying Statement of Financial Condition represents expense allocations net of reimbursement to the Company for the use of its Net Operating Loss ("NOL"). Given relationships with affiliates, the expenses allocated to the Company may not be reflective of the expenses that would have been incurred by the Company on a stand-alone basis. Amounts due to/from SFMAIC and affiliates settle monthly, however, the payable to SFMAIC for the agents' incentives and bonuses is settled once per year. The Company's share of the unfunded post-career benefit obligation remains outstanding until benefits owed are paid.

Further, the Company's income taxes are settled with SFMAIC as disclosed in Footnote 2h.

Additionally, on November 15, 2019, SFIMC made a $20,000,000 capital contribution to the Company.

5. Indemnifications and Warranties

In the ordinary course of its business, the Company has entered into contracts or agreements with its partner SFL that contain indemnifications or warranties for variable annuities and variable life products that the Company sells and services through independent contractors. Future events could occur that lead to the execution of these provisions against the Company. The maximum exposure to the Company under these provisions is unknown as this would involve future claims that have not yet occurred. Pursuant to the terms of the agreements between the Company and its partners, the Company has the right to pursue collection or performance from its partners who do not perform under their contractual obligations However, the Company has not had any prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

6. Securities and Exchange Commission Rule 15c3-3

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraphs k(1), k(2)(i) and (k)(2)(ii). Accordingly, the Company is not required to submit a computation for the determination of reserve requirements or information relating to possession or control requirements.

7. Risk Disclosures

The Company's activities expose it to a variety of financial risks including, but not limited to, market risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its financial performance. The Company is exposed to market risk since a significant portion of its revenue is generated in the form of 12b-1 fees by providing distribution services as a broker and dealer. This revenue is generally calculated as percentages of financial assets under management which are subject to significant market fluctuation. Any decrease in the level of financial assets under management could negatively impact revenue and total comprehensive income. Changes in bond, equity, derivative, or commodity prices, or in interest or foreign exchange rates could have a negative impact on the assets under management and consequently revenue and total comprehensive income.

The Company is also exposed to capital management risk, as it is potentially dependent on capital infusion from SFIMC to maintain operations for itself. Such an infusion may be necessary if cash balances are insufficient, which is possible if revenue does not grow as expected and/or expenses are not appropriately managed. Revenue generation is dependent upon financial markets (market risk) as well as new sales, and expenses may be impacted by shareholder activity/retention.

The Company is exposed to regulatory dynamics in numerous ways, including: expanding regulatory oversight and increasing regulations on the financial services industry; the introduction of new enforcement regulators; increased financial risk-based examinations; and the costs incurred in responding to regulatory inquiries, exams, etc. and staying abreast of regulatory changes and potential impacts.

8. Regulatory Net Capital Requirement

Pursuant to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1(a)(2)(iv)"), the Company is required to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital as defined under this rule. The Company operates under the basic method, which requires minimum net capital, as defined, equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness. At December 31, 2019, the Company had net capital of $39,656,084 which was $38,231,620 in excess of its required minimum net capital. The ratio of aggregate indebtedness to net capital is 0.54 to 1, which is in excess of the minimum requirement.

9. Contingencies

In the normal course of business, the Company is involved, from time to time, in legal proceedings that are incidental to its operations. The Company accrues potential losses for these matters when it is both reasonably possible and estimable. As a result, the Company had no contingent liabilities on the Statements of Financial Condition as of December 31, 2019. The aggregate accrued liability may be adjusted from time to time to reflect any relevant developments. Actual results may vary. While the outcome of these matters are inherently uncertain, the Company believes the established liabilities at December 31, 2019 are adequate. The Company believes that the resolution of these matters will not have a material adverse effect on the Company's financial condition.

10. Subsequent Events

Management has evaluated subsequent events for recognition or disclosure through February 27, 2020, the date these financial statement were available for issuance, and determined there were no subsequent events that required disclosure.

SUPPLEMENTAL INFORMATION

State Farm VP Management Corp.
Computations of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2019

Total stockholder's equity	$	47,691,501
Less: Non-allowable assets		6,925,685
Net capital before haircuts on securities positions		40,765,816
Haircuts on securities		
Money Market		1,109,732
Net capital	$	39,656,084
Aggregate indebtedness ("AI")		
Items included in statement of financial condition	$	21,366,947
Total aggregate indebtedness	$	21,366,947
Computation of basic net capital requirement		
Minimum net capital requirement (greater of 6 2/3% of AI or $50,000)	$	1,424,464
Excess net capital	$	38,231,620
Ratio: Aggregate indebtedness to net capital		0.54 to 1

There were no material differences between the above computation of net capital and the corresponding computation submitted by the Company in Part IIA of their unaudited Form X-17a-5 as of December 31, 2019, as amended on February 27, 2020.

State Farm VP Management Corp.
Exemption Statement from Reserve Requirement under 15c3-3
December 31, 2019

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under provisions of 17 C.F.R. § 240.15c3-3(k)(1),(k)(2)(i) and k(2)(ii).

There were no material differences between the above computation of net capital and the corresponding computation submitted by the Company in Part IIA of their unaudited Form X-17a-5 as of December 31, 2019, as amended on February 27, 2020.

State Farm

State Farm VP Management Corp.

Investment Planning Services
One State Farm Plaza, D-2
Bloomington, IL 61710

February 28, 2020

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

SEC Mail Processing
MAR 02 2020
Washington, DC

Re: State Farm VP Management Corp.
Audited Financial Statements

Dear Administrator:

Enclosed are two sets of the following:

Financial statements and additional information as of December 31, 2019 containing:

a. FOCUS Report form X-17A-5

b. Manually signed report of independent auditors

Appropriate copies are being filed simultaneously with the Securities and Exchange Commission in Chicago, Illinois.

Sincerely,

Tina Miller
Sr Finance Assistant

Enclosures

State Farm VP Management Corp.'s Exemption Report

State Farm VP Management Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k): (1), (2)(i) and (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2019, except as described in Appendix A – 2019 Identified Exceptions – Exemption Report 15c3-3.

I, Scott Hintz, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Vice President Financial & Secretary
State Farm VP Management Corp.

February 27, 2020

State Farm VP Management Corp.'s Exemption Report
Appendix A – 2019 Identified Exceptions – Exemption Report 15c3-3

I. Failure to promptly transmit variable product checks from Registered Representatives Office under the provision of 17 C.F.R. § 240.15c3-3(k)(1):

SFVPMC requires its registered representatives (RR's) to forward checks received for variable products in their office by noon of the next business day to the issuer.

SFVPMC identified the following instances where the RR did not forward variable payments received in his/her office in a timely manner.

Months	Transmitted After Noon the Next Business Day
January	524
February	463
March	554
April	596
May	446
June	392
July	488
August	393
September	349
October	395
November	290
December	444

II. Failure to promptly transmit Section 529 Plan (application way) checks from Registered Representatives Office under the provision of 17 C.F.R. § 240.15c3-3(k)(2)(i):

SFVPMC requires its registered representatives (RR's) to forward checks received for Section 529 Plans in their office by noon of the next business day to the issuer.

SFVPMC identified the following instances where the RR did not forward Section 529 Plan payments received in his/her office in a timely manner.

Months	Transmitted After Noon the Next Business Day
January	1796
February	1045

State Farm VP Management Corp.'s Exemption Report
Appendix A – 2019 Identified Exceptions – Exemption Report 15c3-3

III. Failure to promptly transmit retail mutual fund checks to the clearing broker under the provision of 17 C.F.R. § 240.15c3-3(k)(2)(ii):

SFVPMC requires checks received for its retail mutual funds business to be transmitted to the clearing broker by noon the next business day.

SFVPMC identified the following instances where retail mutual fund checks were not transmitted to the clearing broker by noon the next business day after receipt.

Months	Transmitted After Noon the Next Business Day
January	535
February	562
March	985
April	2081
May	349
June	329
July	310
August	288
September	359
October	356
November	368
December	605

State Farm®

State Farm
Bloomington, IL
CS43234